Exhibit (11)

                 OWENS CORNING AND SUBSIDIARIES

                COMPUTATION OF PER SHARE EARNINGS

                                                Quarter Ended
                                                  March 31,
                                             1999        1998
                                         (In millions of dollars,
                                             except share data)
Basic:

Net income                               $      44     $      8

Basic weighted average number
  of common shares outstanding
  (thousands)                               53,932       53,373

Basic per share amount                   $     .81     $    .16

Diluted:

Net income                               $      46     $      8

Weighted average number of
  shares outstanding (thousands)            53,932       53,373
Weighted average common equivalent
  shares (thousands):
  Deferred awards                              563          352
  Stock options using the higher of
    average market price or market
    price at end of period                     205          120
  Shares from assumed conversion
    of preferred securities                  4,566            -

Diluted weighted average number
   of common shares outstanding and
   common equivalent shares (thousands)     59,266       53,845

Diluted per share amount                 $     .77     $    .16